Exhibit 7
STATEMENT REGARDING RATIO OF EARNINGS TO FIXED CHARGES
     The following table sets forth UBS’s ratio of earnings to fixed charges on an IFRS basis for the periods indicated. The ratios are calculated based on earnings from continuing operations. Ratios of earnings to combined fixed charges and preferred stock dividend requirements are not presented as there were no preferred share dividends in any of the periods indicated. Prior period amounts have been restated. Refer to “Note 37 Discontinued operations” and “Note 1b Changes in accounting policies comparability and other adjustments” in the financial statements of the Annual Report 2008 for further information.

		For the year ended
CHF million, except
for ratios		31.12.08	31.12.07	31.12.06	31.12.05	31.12.04
Pre-tax earnings from continuing operations	[1]	(27 851)	(4 385)	13 654	11 473	9 052
Add: Fixed charges		60 672	104 795	81 800	50 576	28 293

Pre-tax earnings before fixed charges		32 821	100 410	95 454	62 049	37 345

Fixed charges:
Interest		59 687	103 775	80 880	49 758	27 484
Other	[2]	985	1 020	920	818	809

Total fixed charges		60 672	104 795	81 800	50 576	28 293

Ratio of earnings to fixed charges		0.54	0.96	1.17	1.23	1.32

1	Pre-tax earnings from continuing operations includes the elimination of subsidiary, associate and minority interest income and the addition of dividends received from associates. 2 Other fixed charges are the interest component of rental expense.